Exhibit 21.1
Subsidiaries of Cardtronics, Inc.

Entity	Jurisdiction of Organization
Cardtronics GP, Inc.	Delaware

Cardtronics LP, Inc.	Delaware

Cardtronics LP	Delaware

Cardtronics Holdings, LLC	Delaware

Cardtronics Limited	United Kingdom

Bank Machine (Acquisitions) Limited	United Kingdom

Bank Machine Limited	United Kingdom

Green Team Services Limited	United Kingdom

ATM National, LLC	Delaware

ATM Ventures, LLC	Oregon

Cardtronics de Mexico S.A. de C.V.	Mexico City, Mexico